Exhibit 4(a)(ix)

DATED 3 November 2009

THE LORDS COMMISSIONERS OF HER MAJESTY’S TREASURY

and

LLOYDS BANKING GROUP PLC

DEED OF WITHDRAWAL
relating to the UK Asset
Protection Scheme

Slaughter and May
One Bunhill Row
London - EC1Y 8YY
(TP/JGZW)
CA093050005

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	5

2.	CONDITIONS AND EFFECTIVENESS	7

3.	WITHDRAWAL; WITHDRAWAL FEE	7

4.	STATE AID COMMITMENTS; CO-OPERATION	8

5.	REMUNERATION	9

6.	LENDING COMMITMENTS	9

7.	NATIONAL INVESTMENT CORPORATION	10

8.	PRE-ACCESSION COMMITMENTS	10

9.	PUBLIC DISCLOSURE	10

10.	FUNDING ACTIONS	11

11.	BANK CHARGES	11

12.	WARRANTIES	12

13.	RECOVERY OF STATE AID	12

14.	PAYMENTS	13

15.	TAX MATTERS	13

16.	ANNOUNCEMENTS AND PUBLICITY	14

17.	CONFIDENTIALITY; FREEDOM OF INFORMATION	15

18.	ASSIGNMENT	18

19.	REMEDIES	19

20.	FURTHER ASSURANCE	19

21.	INVALIDITY	20

22.	NOTICES	20

23.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	21

24.	COUNTERPARTS	21

25.	VARIATION	21

26.	AGENT FOR SERVICE OF PROCESS	22

27.	GOVERNING LAW	22

28.	JURISDICTION	22

THIS DEED OF WITHDRAWAL is made on 3 November 2009

BETWEEN:

(1)	THE LORDS COMMISSIONERS OF HER MAJESTY’S TREASURY of 1 Horse Guards Road, London SW1A 2HQ (the “Treasury”); and

(2)

LLOYDS BANKING GROUP PLC, a public company incorporated in Scotland with registered number 095000 and whose registered office is at Henry Duncan House, 120 George Street, Edinburgh, Scotland EH2 4LH (“LBG”).

WHEREAS:

(A)

On 19 January 2009, Her Majesty’s Government of the United Kingdom (the “Government”) announced its intention to offer the Asset Protection Scheme (the “Scheme”) to protect certain eligible financial institutions against exceptional future credit losses on certain portfolios of assets and exposures.

(B)

On 7 March 2009, LBG announced its intention to participate in the Scheme and entered into discussions with the Treasury regarding the terms of the Scheme and the accession of Bank of Scotland plc to it.

(C)

LBG entered into: (i) a Pre-Accession Commitments Deed Poll on 7 March 2009 in which it made certain undertakings to the Treasury in connection with its proposed participation in the Scheme; and (ii) a Lending Commitments Deed Poll on 6 March 2009 in which it made certain undertakings to the Treasury, the Department for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills) and the Department for Communities and Local Government in connection with its participation in the credit guarantee scheme announced by the Government on 8 October 2008 and its proposed participation in the Scheme.

(D)	On 3 November 2009, LBG announced its intention not to participate in the Scheme.

(E)

LBG intends to effect the Rights Issue in lieu of its proposed participation in the Scheme and wishes to withdraw from its proposed participation in the Scheme. The implementation of the Rights Issue is to be conditional on the approval by LBG’s shareholders of the Withdrawal Resolution.

(F)

The commitments and undertakings contained in this Deed (including with respect to the Withdrawal Fee) incorporate commitments from LBG to the Treasury that are designed to ensure that the Treasury is able to comply with the commitments or conditions (the “State Aid Conditions”) subject to which the European Commission has approved (or it is anticipated will approve) the aid provided by the Treasury to LBG: (i) under the recapitalisation scheme announced by the Government on 8 October 2008; (ii) in connection with LBG’s (or a member of the Group’s) proposed participation in the Scheme; and (iii) in connection with the Rights Issue (together, the “State Aid”) as aid compatible with article 87 of the EC Treaty.

NOW THIS DEED WITNESSES AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Deed (including the Recitals):

“Authority” means: (i) any government; (ii) any governmental or quasi-governmental authority, body, agency or association; (iii) any supranational, federal, state or local government; (iv) any statutory or regulatory body, agency or association; (v) any body, agency or association having the power to impose, collect or administer any Tax; and (vi) any court, tribunal or other judicial body;

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in London;

“Circular” means the shareholder circular to be published in connection with, amongst other things, the Rights Issue in accordance with the Listing Rules;

“Conditions” has the meaning given in clause 2.2;

“EC Treaty” means the consolidated version of the Treaty establishing the European Community;

“FSA” means the Financial Services Authority including when acting in its capacity as the competent authority for the purposes of Part VI of the FSMA (and any successor authority);

“FSMA” means the Financial Services and Markets Act 2000;

“Group” means LBG and all of its group undertakings (as defined in section 1161(5) of the Companies Act 2006);

“Lending Commitments Deed Poll” means the document entitled “Lending Commitments” referred to in Recital (C)(ii) above;

“Listing Rules” means the listing rules made by the FSA under Part VI of the FSMA;

“OFT” means the Office of Fair Trading (and any successor authority);

“Pre-Accession Commitments Deed Poll” means the document entitled “Asset Protection Scheme: Pre-Accession Commitments” referred to in Recital (C) (i) above;

“Proceedings” means any proceeding, suit or action arising out of or in connection with this Deed, whether contractual or non-contractual;

“Representatives” means: (i) in the context of the Treasury, the Treasury Solicitor, any of Her Majesty’s Secretaries of State (and any other Minister of the Crown), UK Financial Investments Limited, the Asset Protection Agency, and any and all directors, officers, officials, employees, agents, professional advisers and contractors of the foregoing; and (ii) in the context of LBG and the Group, directors, officers, employees, agents, professional advisers and contractors;

“Rights Issue” means the rights issue of up to 90,000,000,000 new ordinary shares in LBG expected to be announced on or about the date of this Deed;

“Scheme” has the meaning given to it in Recital (A);

“Service Document” means a claim form, application notice, order, judgment or other document relating to any Proceedings;

“State Aid” has the meaning given to it in Recital (F);

“State Aid Approval” means any state aid approval for the State Aid in its original terms, as supplemented, modified or replaced subject to and in accordance with this Deed;

“State Aid Commitments” means: (i) the commitments set out in the paper entitled “State Aid Commitments” as initialled by or on behalf of both the Treasury and LBG on or before the date of this Deed; and (ii) such other commitments given by LBG to the European Commission in connection with the State Aid Approval, each as supplemented, modified or replaced from time to time subject to and in accordance with this Deed;

“State Aid Conditions” has the meaning given to it in Recital (F);

“Tax” means any tax and any levy, impost, duty or other charge in the nature of taxation (whether of the United Kingdom or elsewhere in the world) and any fine, penalty, charge, cost or interest relating to any of the foregoing;

“Treasury Solicitor” means the Solicitor for the Affairs of Her Majesty’s Treasury;

“Withdrawal Fee” has the meaning given to it in clause 3;

“Withdrawal Resolution” means resolution 4, as set out in the notice of general meeting of LBG contained in the Circular, to approve (amongst other things) the payment of the Withdrawal Fee to the Treasury; and

“Working Hours” means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2	In this Deed, unless otherwise specified:

	(A)	references to clauses and paragraphs are to clauses and paragraphs of this Deed;

	(B)	the State Aid Commitments, the Remuneration Commitments (as defined in clause 5.1) and the Customer Charter (as defined in clause 6.3) form part of this

Deed and shall have the same force and effect as if expressly set out in the body of this Deed, and references to this Deed shall include those documents;

	(C)	the words “include” and “including” shall be deemed to be followed by the phrase “without limitation”;

	(D)	headings and sub-headings in this Deed are included for ease of reference only and shall not affect the interpretation of this Deed;

(E)

any reference to a “person” shall be construed so as to include any individual, firm, company, corporation, body corporate, government, state or agency of a state, local or municipal authority or governmental body or any joint venture, association or partnership (whether or not having separate legal personality);

(F)

any reference to any statute, statutory provision or rules or regulations made thereunder shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, re-enacted or replaced; and

	(G)	a reference to any other document is a reference to that other document as amended, varied or supplemented at any time.

1.3

This Deed is being entered into, amongst other things, in order to implement the State Aid Conditions. If there is: (i) any ambiguity or inconsistency in the provisions of this Deed; or (ii) any dispute as to the interpretation or intended effect of this Deed or any provision contained in it, such ambiguity, inconsistency or dispute shall be resolved, to the extent possible, by reference to the terms of the State Aid Approval.

2.	CONDITIONS AND EFFECTIVENESS

2.1	Subject to clause 2.2, all provisions of this Deed shall have full force and effect upon execution and delivery of this Deed by the parties to it.

2.2	Clauses 3.2, 3. 3 and 4.2 are in all respects conditional on the satisfaction of the following conditions:

	(A)	approval by the shareholders of LBG of the Withdrawal Resolution (the “Shareholder Approval CP”); and

	(B)	the State Aid Approval having been obtained (the “State Aid CP” and, together with the Shareholder Approval CP, the “Conditions”).

3.	WITHDRAWAL; WITHDRAWAL FEE

3.1

LBG acknowledges and agrees that the Treasury shall have no responsibilities, duties, obligations or liabilities to LBG (or any member of the Group) under or in connection with: (i) the Scheme; or (ii) the withdrawal of LBG (or any member of the Group) from its proposed participation in the Scheme, in either case whether in contract, tort (including negligence or breach of statutory duty) or otherwise.

3.2

LBG undertakes to pay (or procure that a member of the Group pays) a fee to the Treasury of £2.5 billion (the “Withdrawal Fee”) for the benefits to the Group’s trading operations arising as a result of the Treasury proposing to make the Scheme available to LBG (or a member of the Group).

3.3	The Withdrawal Fee shall be payable within five Business Days of the date on which the last of the Conditions is satisfied.

4.	STATE AID COMMITMENTS; CO-OPERATION

4.1	The Treasury:

(A)

confirms that it has not submitted to the European Commission a restructuring plan or any commitments in relation to the State Aid that are significantly more onerous for LBG than the State Aid Commitments (as contained in the paper referred to in the definition of that expression) or in any other restructuring plan or submission prepared by or on behalf of LBG that the Treasury has forwarded to the European Commission; and

	(B)	undertakes that it will not submit any such restructuring plan or commitments without first discussing the corresponding submission in good faith with LBG.

4.2

Save to the extent that the State Aid Approval has been annulled or suspended by the Court of First Instance or the European Court of Justice, LBG undertakes to do all acts and things necessary to ensure that the Treasury is able to comply with the State Aid Approval, including:

	(A)	complying (or procuring compliance) with the State Aid Commitments;

(B)

complying with (or procuring compliance with) the terms of any restructuring plan submitted to and accepted by the European Commission in connection with the State Aid Approval and the State Aid Commitments; and

(C)

promptly complying with (or procuring compliance with) any and all requests from the Treasury for information, documentation or explanations, and doing all such other acts and things requested in writing by the Treasury, which are in the Treasury’s opinion (acting reasonably):

		(i)	required in order to enable the Treasury or the European Commission to monitor compliance with the State Aid Approval or this Deed; or

		(ii)	required to respond to requests for information, documentation or explanations from the European Commission in relation to the State Aid Approval or monitoring compliance with the State Aid Approval.

5.	REMUNERATION

5.1	LBG undertakes to comply (or procure compliance) with the remuneration constraints and requirements (for 2009)***1 (the “Remuneration Commitments”).

5.2

LBG acknowledges its commitment to the principle that, from 2010, it should be at the leading edge of implementing the G20 principles, the FSA Remuneration Code and any remuneration provisions accepted by the Government from the Walker Review, and that UK Financial Investments Limited, on the Government’s behalf, will engage in proactive consultations with LBG’s board of directors to ensure that these future remuneration arrangements reflect a rigorous assessment of LBG’s performance and support the creation of sustainable value for shareholders (including UK Financial Investments Limited), provided that this principle shall always be applied in such a way as to allow LBG to operate on a level playing field with its competitors.

5.3

For the purpose of clause 5.2, “FSA Remuneration Code” means the Remuneration Code of the FSA as published and defined in the FSA’s Senior Management Arrangements, Systems and Controls (Remuneration Code) Instrument 2009 (FSA 2009/48), or any supplementary, replacement or successor code for remuneration policies and practices relating to banking institutions as may be published by the FSA from time to time, whether constituted by rules, guidance or other regulatory provisions made by the FSA or otherwise, provided such supplementary, replacement or successor code applies to both LBG and its competitors.

6.	LENDING COMMITMENTS

6.1	In accordance with paragraph 12.6 of the Lending Commitments Deed Poll the following sub-paragraphs of paragraph 6 of the Lending Commitments Deed Poll are hereby deleted:

“The Participating Institution will comply with the Lending Commitments in accordance with the provisions of this Deed Poll on the understanding that: (i) the Schemes will be established by the Government; and (ii) the Participating Institution will participate in either or both of the Schemes on terms to be agreed with the Government. It is understood that the Government will, in consultation with the Participating Institution and acting reasonably, make an appropriate Commitment Adjustment if the APS is not implemented within the timeframes anticipated for such implementation; and that if the APS is not implemented within the timeframes anticipated for such implementation and the Participating Institution only participates in the CGS, that the Government will, in consultation with the Participating Institution and acting reasonably, make an appropriate Commitment Adjustment having regard to the quantum of financial support being provided by the Government to the Participating Institution pursuant to the CGS.

If any preference shares held by the Treasury in the capital of the Participating Institution are exchanged for ordinary shares, the Participating Institution agrees that it shall increase the lending being made available to support creditworthy borrowers in the

[1]	*** Indicates omission of material which has been separately filed pursuant to a request for confidential treatment.

real economy. The quantum of such increased lending shall be determined by reference to the increased lending capacity of the Participating Institution after taking account of the long term effects of the exchange of the preference shares. Such increased lending will take account of demand for business and residential mortgage lending at the Participating Institution’s prevailing terms and conditions, including pricing, and risk assessment; and, additionally, any increased residential mortgage lending will be subject to the applicants meeting the Participating Institution’s standard credit and other acceptance criteria.”.

6.2	Subject to clause 6.1, the provisions of the Lending Commitments Deed Poll shall in all other respects remain unamended and in full force and effect, notwithstanding LBG’s withdrawal from the Scheme.

6.3

LBG undertakes to implement (by no later than 27 November 2009) the customer charter for lending to businesses in the United Kingdom in the form agreed with the Treasury. The customer charter is set out in the paper entitled “Customer Charter for Lending to Businesses” as initialled by or on behalf of both the Treasury and LBG on or before the date of this Deed (the “Customer Charter”).

7.	NATIONAL INVESTMENT CORPORATION

7.1

LBG undertakes to contribute to a fund managed by the National Investment Corporation (“NIC”) the lower of: (i) £100mn (one hundred million pounds); and (ii) such amount as equals 10% of the total sums invested in such fund.

7.2

Any amount contributed by LBG to NIC in the “2009 commitment period” or the “2010 commitment period” (each as defined in the Lending Commitments Deed Poll) shall be deemed to constitute “lending” for the purposes of the Business Lending Commitments (as defined in the Lending Commitments Deed Poll).

8.	PRE-ACCESSION COMMITMENTS

The Pre-Accession Commitments Deed Poll is hereby terminated, with the exception of paragraph 9 thereof (and any interpretation provisions necessary for its construction).

9.	PUBLIC DISCLOSURE

9.1

LBG shall ensure that any public financial statements published by it or any other bank in the Group shall: (i) comply with Best Industry Practice in relation to the public financial statements of banking institutions; and (ii) implement and be consistent with any code or statement of best practice on public disclosure for authorised deposit-takers and other banking institutions that may be published by the FSA from time to time.

9.2

LBG shall enter into discussions with the Treasury, each acting in good faith, for the purposes of establishing whether and in what way processes and procedures can be developed in relation to the public financial statements of banking institutions to ensure that such public financial statements, so far as possible:

	(A)	enable investors to assess:

		(i)	the quality of the assets and liabilities of banking institutions and their groups;

		(ii)	the financial position and performance of banking institutions and their groups; and

		(iii)	the nature and extent of risks arising from financial instruments to which banking institutions and their groups are exposed and the manner in which such risks are managed; and

	(B)	are comparable as between similar banking institutions.

9.3

For the purpose of clause 9.1, “Best Industry Practice” means the level of skill, care, diligence, prudence, foresight, expertise and experience consistent with the standards which would ordinarily be adhered to by a prudent banking institution in the ordinary course of its business, taking account of: (A) applicable corporate governance and corporate responsibility principles; (B) any published guidance or recommendations (including guidance or recommendations from any Authority in the United Kingdom) relating to good industry practice in the banking and financial sectors as may be published from time to time; and (C) other guidelines, recommendations, methods, practices or procedures which would be adopted or complied with from time to time by a prudent banking institution in the ordinary course of its business.

10.	FUNDING ACTIONS

10.1

LBG undertakes to implement, and give effect to, a detailed medium term funding plan agreed, or to be agreed, with the FSA (the “Funding Plan”) and acknowledges that the Funding Plan shall reflect funding actions agreed with the FSA on or prior to the date of this Deed.

10.2

LBG acknowledges and agrees that compliance with the Funding Plan will be monitored by the FSA through its close and continuous supervisory relationship with the Group and through regular regulatory reporting requirements to be determined by the FSA in consultation with LBG.

11.	BANK CHARGES

LBG undertakes, in relation to personal current accounts (“PCAs”) provided by LBG or any member of the Group to:

(A)

implement in full any agreements that the OFT may make with the banking industry as detailed in the OFT’s report – “Personal current accounts in the UK – A follow up report, October 2009”, relating to the transparency of costs to consumers and the process of switching accounts to another bank and, subject to conflicting demands of integration, LBG commits to adhere to the implementation dates agreed between the OFT and the banking industry and will endeavour to effect such implementation as quickly as practicalities and systems allow;

(B)

implement in full any agreements that the OFT may make with the banking industry (within the scope of the current negotiations with respect thereto) relating to fees and charges, and the terms and conditions of PCAs and, subject to conflicting demands of integration, LBG commits to adhere to the implementation dates agreed between the OFT and the banking industry and will endeavour to effect such implementation as quickly as practicalities and systems allow;

	(C)	play a constructive role in any discussions between the banking industry and the OFT about fees and charges, and the terms and conditions of PCAs; and

	(D)	take reasonable steps to provide such information as is necessary to enable the Treasury or the OFT to monitor LBG’s compliance with paragraphs (A) and (B) above.

12.	WARRANTIES

LBG represents and warrants to the Treasury on the date of this Deed that:

	(A)	it is duly organised and validly existing under the laws of its jurisdiction of organisation;

(B)

it has the corporate power and the authority to execute and deliver this Deed and to perform its obligations under this Deed, and no additional act or proceeding, corporate or otherwise, on its part is necessary to authorise the execution and delivery of this Deed or the performance of any of its obligations under this Deed;

(C)

subject to any principles of law affecting the rights of creditors generally and the provisions of section 117 of the Stamp Act 1891, the obligations expressed to be assumed by LBG under this Deed are legal, valid, binding and enforceable obligations; and

	(D)	it has duly executed and delivered this Deed.

13.	RECOVERY OF STATE AID

13.1

If the European Commission adopts a decision that the United Kingdom must recover any State Aid (a “Repayment Decision”) and the recovery order of the Repayment Decision has not been annulled or suspended by the Court of First Instance or the European Court of Justice, then LBG shall repay to the Treasury any aid ordered to be recovered under the Repayment Decision.

13.2	The amount which LBG is obliged to repay to the Treasury under clause 13.1 shall be calculated by the Treasury and shall be calculated in accordance with Council

Regulation No 659/1999 and Commission Regulation 794/2004 (including with respect to the calculation of payable interest).

14.	PAYMENTS

14.1	Any payment due to the Treasury under this Deed shall be made in pounds sterling to such account as may be notified to LBG in writing by the Treasury from time to time.

14.2

All payments required to be made by LBG (or any member of the Group) under this Deed shall be made in full. They will be free and clear of any right of set-off and from any restriction, condition or deduction because of any counterclaim.

15.	TAX MATTERS

15.1

All payments by LBG (or any member of the Group) pursuant to this Deed shall be paid without any deduction or withholding, unless required by law. If any Tax is required by law to be deducted or withheld from or in connection with any such payment, the amount payable shall be increased so as to ensure that the amount received by the Treasury after such deduction or withholding (including any additional deduction or withholding required as a result of such increase) is equal to the amount which the Treasury would have received if no such deduction or withholding had been required.

15.2

If the Treasury is subject to Tax in respect of any sum payable pursuant to this Deed, or if any such sum is taken into account in computing the profits, income or gains of the Treasury for Tax purposes, the sum payable shall be increased so as to ensure that the amount retained by the Treasury after the payment of such Tax (including any additional Tax payable as a result of such increase) is equal to the amount which the Treasury would have retained in the absence of such Tax. This clause 15.2 shall not apply to the Withdrawal Fee.

15.3

Each sum payable by LBG (or any member of the Group) pursuant to this Deed is expressed exclusive of any amount in respect of VAT which is chargeable on any supply or supplies for which such sum (or any part thereof) is the whole or part of the consideration for VAT purposes. If the Treasury makes (or is deemed to make) any supply for VAT purposes in consideration for such sum (or any part thereof) and VAT is or becomes chargeable in respect of such supply, LBG shall pay (or shall procure that a member of the Group pays) to the Treasury (within 14 days of the receipt of a valid VAT invoice) an additional sum equal to the amount of such VAT.

15.4

If LBG (or any member of the Group) is obliged to pay any sum under or in connection with this Deed by way of indemnity, reimbursement, damages or compensation for or in respect of any liability, damage, cost, demand, charge or expense (the “Relevant Cost”), the calculation of such sum shall include an amount determined as follows:

(A)

If the Relevant Cost is, for VAT purposes, the consideration for a supply of goods or services made to the Treasury (including where such supply is made to the Treasury as agent for LBG (or a member of the Group) within the terms of section 47 of the Value Added Tax Act 1994), such additional amount shall be equal to any input VAT which was incurred by the Treasury in respect of that supply and which it is not able to recover from the relevant Tax authority; and

(B)

if the Relevant Cost is, for VAT purposes, a disbursement incurred by the Treasury as agent on behalf of LBG (or a member of the Group) and the relevant supply is made to LBG (or a member of the Group) for VAT purposes, such additional amount shall be equal to any amount in respect of VAT which was paid in respect of the Relevant Cost by the Treasury, and the Treasury shall use reasonable endeavours to procure that the relevant third party issues a valid VAT invoice in respect of the Relevant Cost to LBG (or the relevant member of the Group).

15.5	LBG shall pay and bear, and shall indemnify the Treasury on demand against, any Stamp Duty which is payable or paid in connection with the execution, delivery, performance or enforcement of this Deed.

15.6

The Treasury shall co-operate in completing any treaty forms or other procedural formalities reasonably requested by LBG for the purpose of enabling LBG (or the relevant member of the Group) to make any payment pursuant to this Deed without any deduction or withholding in respect of Tax.

15.7	For the purposes of this clause 15:

(A)

“Stamp Duty” means any stamp, documentary, registration or capital duty (including stamp duty, stamp duty reserve tax and any other similar duty or similar tax) and any fine, penalty, charge, cost or interest relating thereto; and

(B)

“VAT” means (i) any Tax imposed in conformity with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, any value added tax imposed by the Value Added Tax Act 1994 and/or any legislation or regulations supplemental thereto); and (ii) any other Tax of a similar nature (whether imposed in a member state of the European Union in substitution for or in addition to the Tax mentioned above or imposed elsewhere).

16.	ANNOUNCEMENTS AND PUBLICITY

16.1

Subject to this clause 16, LBG shall ensure that no member of the Group nor any of their respective Representatives, shall make, publish, issue or release any announcement or public statement in relation to, or which refers to (i) the Scheme (including LBG’s proposed withdrawal from the Scheme), (ii) this Deed (or any ancillary matter), (iii) the Treasury in connection with the Scheme or this Deed, or (iv) the State Aid Approval, the State Aid or the State Aid Commitments (each, a “Restricted Statement”).

16.2

Notwithstanding clause 16.1, each member of the Group may (and each such member’s Representatives may on its behalf) make, publish, issue or release a Restricted Statement provided that such Restricted Statement is made, published, issued or released only after giving as much prior notification as is reasonably practicable to, and consulting in good faith to the fullest extent reasonably practicable with, the Treasury with a view to giving the Treasury as much time as is reasonably practicable, in all the circumstances, to review and comment on such Restricted Statement.

16.3

If, in respect of any Restricted Statement, any member of the Group (or any of its Representatives) proposes not to adopt, or does not adopt, any amendment proposed by the Treasury pursuant to clause 16.2, LBG shall procure that such member of the Group or Representative shall (to the extent reasonably practicable, prior to the making, publication, issuance or release of the relevant Restricted Statement or, if not reasonably practicable, promptly thereafter) provide to the Treasury reasons explaining why such amendments are not proposed to be, or were not, adopted.

16.4	If any member of the Group (or any of its Representatives) proposes to make, publish, issue or release a Restricted Statement and either:

(A)

notification to, and consultation with, the Treasury prior to the making, publication, issuance or release of such Restricted Statement is not permissible under: (i) applicable law; or (ii) the rules of the Bank of England or of any securities exchange, clearing system or Authority (including the FSA) to which it is subject or submits; or

	(B)	the Restricted Statement must be made urgently such that prior notification to or consultation with the Treasury is not reasonably practicable,

then LBG shall ensure that the relevant member of the Group or Representative shall, as soon as permissible and reasonably practicable, provide a copy of such Restricted Statement to the Treasury, together with a notification providing reasonable details of the circumstances giving rise to the Restricted Statement.

16.5

Notwithstanding clause 16.1, the Representatives of each member of the Group may make on behalf of such member Restricted Statements which are unscripted oral public statements, provided that LBG shall use all reasonable endeavours to ensure that processes are in place with a view to ensuring that any such unscripted oral public statements are consistent with any other Restricted Statements made in accordance with this clause 16 by or on behalf of any member of the Group.

17.	CONFIDENTIALITY; FREEDOM OF INFORMATION

17.1

Each party (the “first party”) shall treat as confidential any information that: (i) the Treasury has indicated to the European Commission is covered by the obligation of professional secrecy pursuant to articles 24 and 25 of Council Regulation No 659/1999; and (ii) the other party (or its Representatives) has provided to the first party (or its Representatives) with respect to the matters referred to in this Deed and which each party has agreed should be designated as being confidential (“Confidential Information”).

17.2	Each party shall:

	(A)	not disclose any Confidential Information to any person other than to its respective Representatives:

(i) in the case of disclosure by the Treasury, to enable or assist the Treasury to fulfil any of the Treasury Permitted Purposes; and

(ii)

in the case of disclosure by LBG, to the extent that such Representatives require the Confidential Information to enable or assist LBG to comply with its responsibilities and obligations, or exercise its rights, under this Deed;

	(B)	procure that any person to whom any Confidential Information is so disclosed by it complies with the restrictions contained in this clause 17 as if such person were a party to this Deed; and

	(C)	have in place and maintain security measures and procedures to protect the confidentiality of Confidential Information.

17.3

The Treasury shall use (and shall ensure that its Representatives will use) Confidential Information only for the Treasury Permitted Purposes (or, in the case of any person referred to in clause 17.5(B), for the purposes of enabling or assisting such person to fulfil its functions).

17.4

LBG shall use (and shall ensure that its Representatives will use) Confidential Information only to enable or assist LBG to comply with its responsibilities and obligations, and exercise its rights, under this Deed.

17.5	The restrictions in clauses 17.1 and 17.2 shall not prevent the Treasury from disclosing Confidential Information:

(A)

to the European Commission, if and to the extent that the Treasury considers such disclosure is necessary in connection with (i) the application of the state aid rules of the EC Treaty, (ii) any European Commission decision relating to those rules or (iii) compliance with any of the United Kingdom’s reporting requirements under the State Aid Approval;

(B)

to the FSA, the Bank of England, the National Audit Office, the Cabinet Office or any successor organisation of any of the foregoing to the extent that the Treasury considers that such disclosure is required to enable or assist: (i) the Treasury to fulfil any of the Treasury Permitted Purposes; or (ii) the FSA, the Bank of England, the National Audit Office and the Cabinet Office (or any of their respective successors) to fulfil their respective functions;

(C)

to Parliament or to any Parliamentary committee (including the Public Accounts Committee, the House of Commons Treasury Select Committee and any Select Committee of the Parliament of the United Kingdom), in each case if and to the extent that the Treasury considers it appropriate to do so, provided that (where lawful and considered reasonably practicable by the Treasury (but excluding any disclosure comprised in any unscripted oral statement)) the Treasury shall use reasonable endeavours to notify LBG of the Confidential Information to be disclosed;

	(D)	in order to comply with the Treasury’s responsibilities and obligations, and exercising the Treasury’s rights, powers and discretions, under or in connection with the State Aid Approval;

	(E)	to assist with providing or enabling the provision of financial support to LBG or protecting or enhancing the stability of the financial system of the United Kingdom; and

	(F)	discharging the Treasury’s responsibilities and functions.

17.6	The restrictions in clauses 17.1 and 17.2 shall not prevent the Treasury or LBG from disclosing Confidential Information:

(A)

which is required by: (i) applicable law; (ii) the rules of the Bank of England or of any securities exchange, clearing system or Authority (including the FSA) to which it is subject or submits; (iii) the FSA with respect to the matters described in clause 10; or (iv) the OFT with respect to the matters described in clause 11;

	(B)	if and to the extent required for the purpose of any judicial proceedings; or

	(C)	if and to the extent the information has come into the public domain through no fault of that party.

17.7

If the Treasury is requested to disclose any Confidential Information pursuant to the provisions of the Freedom of Information Act (the “FOI Act”, and such a request, an “FOI Request”), the Treasury shall (to the extent practicable and permissible under the FOI Act and consistent with the Code of Practice of the Secretary of State for Constitutional Affairs on discharge of public authorities’ functions under Part 1 of the FOI Act):

	(A)	notify LBG in writing of the nature and content of such FOI Request as soon as practicable;

(B)

prior to the making of a disclosure pursuant to an FOI Request, for a period of no less than 5 Business Days consult with LBG as to: (i) whether such FOI Request is valid; (ii) whether or not disclosure pursuant to the FOI Act is required; and (iii) (if the Treasury determines that disclosure pursuant to the FOI Act is required) the scope and content of any proposed disclosure; and

(C)

(if the Treasury determines that disclosure pursuant to the FOI Act is required and LBG has objected to such disclosure or the extent of the proposed disclosure) give LBG as much prior notice as is reasonably practicable prior to such disclosure being made.

17.8

LBG acknowledges that the provision of information to the Treasury as provided for in this Deed is important, amongst other things, to enable the Treasury to monitor the performance by LBG of its responsibilities, duties and obligations under this Deed (including, in particular, with respect to compliance with the State Aid Approval). If LBG considers (having taken appropriate external legal advice) that applicable law, or pre-existing contractual restrictions, prevent or restrict the disclosure of any such information to the Treasury, it shall:

	(A)	notify the Treasury of the information to which such restrictions relate together with reasonable details of the legal or contractual restrictions which prevent or restrict such disclosure; and

(B)

in determining whether to disclose such information, consider in good faith whether: (i) the balance of public interest; (ii) the nature of its responsibilities, duties and obligations under this Deed; and (iii) any duties of confidentiality owed by the Treasury to it, are such that the information should nevertheless be disclosed to the Treasury.

17.9	No provision in this Deed shall require LBG (or any member of the Group) to provide any information protected by legal professional privilege or litigation privilege.

17.10

For the purposes of this clause 17, “Treasury Permitted Purposes” means: (i) complying with the Treasury’s responsibilities and obligations, and exercising its rights, powers and discretions, under or in connection with this Deed (including with respect to the State Aid Approval); (ii) providing or enabling the provision of financial support to LBG or protecting or enhancing the stability of the financial system of the United Kingdom; (iii) reporting on compliance with this Deed by LBG (including with respect to the State Aid Approval); and (iv) discharging the Treasury’s responsibilities and functions.

18.	ASSIGNMENT

18.1	The Treasury may effect a Transfer to any Government Entity on such terms as it considers appropriate.

18.2

The Treasury shall effect a Transfer by giving not less than 10 Business Days prior written notice to LBG specifying the identity of the transferee and the rights, powers, discretions or obligations under this Deed that are to be the subject of the Transfer (the “Substituted Rights and Obligations”).

18.3

If a notification is given by the Treasury pursuant to clause 18.2, LBG shall enter into such further agreements as are necessary in order to substitute the relevant transferee for the Treasury in respect of the Substituted Rights and Obligations.

18.4	For the purpose of this clause 18:

	(A)	“Transfer” means: (i) the assignment of all or any part of the Treasury’s rights and benefits of or under this Deed; (ii) the declaration of a trust in respect of or the entry into of any arrangement whereby the Treasury agrees to hold in trust for any person all or any part of the benefit of, or its rights or benefits under, this Deed; or (iii) the transfer (whether by way of novation, sub-contract, delegation or otherwise), or the entry into an arrangement whereby any person is to perform, any or all of the Treasury’s obligations under this Deed; and

(B)

“Government Entity” means: (i) any department, non-departmental public body, authority or agency of Her Majesty’s Government of the United Kingdom or the Crown; (ii) any of Her Majesty’s Secretaries of State and any other Minister of the Crown; (iii) the Treasury Solicitor; (iv) any body corporate established by statute some or all of the members of which are appointed by a Secretary of State or Minister of the Crown; (v) UK Financial Investments Limited; (vi) any quasi-governmental or regulatory body; and (vii) any other entity or person directly or indirectly owned or established by, or held on trust for, any of the foregoing.

19.	REMEDIES

19.1

No delay or omission by the Treasury or LBG (as the case may be) in exercising any right, power or remedy provided by law or under or pursuant to the Deed shall: (i) affect that right, power or remedy; or (ii) operate as a waiver of it.

19.2

The single or partial exercise by the Treasury of any right, power or remedy provided by law or under or pursuant to this Deed shall not, unless otherwise expressly stated, preclude any other or further exercise of it or the exercise of any other right, power or remedy.

19.3	Any right of the Treasury is cumulative and not exclusive of any other right (whether provided by law or otherwise).

19.4

LBG acknowledges and agrees that: (i) breaches by it of this Deed may result in injury to the public and/or third parties rather than injury specific to the Treasury; and/or (ii) damages may not be an adequate remedy for any breach of any of this Deed, and further acknowledges and agrees that, without prejudice to any other rights or remedies which the Treasury may have, whether pursuant to a provision of this Deed or otherwise equitable relief (including specific performance and injunction) for any such breach (or potential breach) will normally be appropriate. LBG agrees not to raise any objection to any application by the Treasury for any such remedies.

20.	FURTHER ASSURANCE

LBG shall, at its own cost, from time to time on request, do or procure the doing of all acts and/or execute or procure the execution of all documents in a form satisfactory to the Treasury for giving full effect to this Deed and securing the full benefit of the rights, powers and remedies conferred upon the Treasury in this Deed.

21.	INVALIDITY

If any provision of this Deed shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Deed but the legality, validity and enforceability of the remainder of this Deed shall not be affected.

22.	NOTICES

22.1	Except as otherwise provided in this Deed, a notice under this Deed shall only be effective if it is in writing. Facsimile transmissions are permitted but email is not.

22.2	Notices under this Deed shall be sent to a party to this Deed at its address or number and for the attention of the individual set out below:

Party and title of individual	Address	Facsimile no.

LBG	Henry Duncan House
120 George St
Edinburgh
Scotland EH2 4LH

Attention: Company Secretary

Treasury	1 Horse Guards Road	0207 270 4844
London SW1A 2HQ

Attention: Nikhil Rathi (team leader,
financial stability)

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause 22. That notice shall only be effective on the day falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

22.3	Any notice given under this Deed shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

	(A)	if delivered personally, on delivery;

	(B)	if sent by first class post, two clear Business Days after the date of posting; and

	(C)	if sent by facsimile, when despatched.

22.4	Any notice given under this Deed outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

22.5	The provisions of this clause 22 shall not apply in relation to the service of Service Documents.

23.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

23.1

Clauses 10 and 11 (the “Third Party Provisions”) confer a benefit on certain persons named therein who are not a party to this Deed (each, a “Third Party”). The Third Party Provisions are intended to be enforceable by each Third Party by virtue of the Contract (Rights of Third Parties) Act 1999.

23.2

Other than the Third Party Provisions, the parties to this Deed do not intend that any term of this Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed.

23.3	Notwithstanding clause 23.1, any amendment to this Deed may be effected without the consent of any Third Party.

24.	COUNTERPARTS

This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Deed, but all the counterparts together shall constitute one and the same instrument.

25.	VARIATION

25.1

Any term of this Deed may be amended, and the observance of any term of this Deed may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Treasury.

25.2

Subject to clause 25.3, and except where a State Aid Approval has been annulled or suspended by the Court of First Instance or the European Court of Justice, if the Treasury considers at any time that it is necessary to modify the State Aid Commitments: (i) in order to reflect that the conditions subject to which it was anticipated the European Commission would give the State Aid Approval are different from the conditions subject to which the European Commission ultimately does give the State Aid Approval; or (ii) to reflect a change to the State Aid Approval, then, in either case, the Treasury may by notice (but subject to its obligation to consult in good faith with LBG pursuant to clause 4.1) supplement, modify, replace or delete any part of the State Aid Commitments in such a manner as the Treasury considers necessary (acting reasonably).

25.3

If, at any time following receipt of State Aid Approval, the Treasury or the European Commission seeks to supplement, modify or replace any part of the State Aid Conditions or a State Aid Approval, then LBG and the Treasury will each cooperate in good faith with a view to agreeing an appropriate response to such proposals. However, the Treasury will not, without the consent of LBG (acting reasonably) agree to any such supplement, modification or replacement that would have the effect of making any of the State Aid Conditions or a State Aid Approval significantly more onerous to LBG.

26.	AGENT FOR SERVICE OF PROCESS

26.1

LBG irrevocably appoints Lloyds TSB Bank plc of 25 Gresham Street, London EC2V 7HN to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

26.2

If the agent at any time ceases for any reason to act as such, LBG shall appoint a replacement agent having an address for service in England or Wales and shall notify the Treasury of the name and address of the replacement agent. Failing such appointment and notification, the Treasury shall be entitled by notice to LBG to appoint a replacement agent to act on behalf of LBG. The provisions of this clause 26 applying to service on an agent apply equally to service on a replacement agent.

26.3	A copy of any Service Document served on an agent shall be sent by post to LBG. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

27.	GOVERNING LAW

This Deed shall be governed by and construed in accordance with the laws of England.

28.	JURISDICTION

28.1	The courts of England are to have exclusive jurisdiction to settle any Proceedings arising out of or in connection with this Deed.

28.2

Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings by another party in the courts of England. Each party to this Deed also agrees that a judgment against it in Proceedings brought in England in accordance with this clause 28 shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

28.3	Each party irrevocably submits and agrees to submit to the jurisdiction of the English courts.

IN WITNESS WHEREOF this document has been executed and delivered as a deed the day and year first before written.

Executed as a deed by two of	)
THE LORDS COMMISSIONERS OF HER	)
MAJESTY’S TREASURY	)	By:
)
) ) )
By:

Executed as a deed by	)
LLOYDS BANKING GROUP PLC	)
acting by a director and its secretary/two	)	By:
directors:	)
)
	)		Director
)
	)	By:
)
)
Director/Secretary

CA093050005

IN WITNESS WHEREOF this document has been executed and delivered as a deed the day and year first before written.

Executed as a deed by two of	)
THE LORDS COMMISSIONERS OF HER	)
MAJESTY’S TREASURY	)	By:
)
) ) )
By:

Executed as a deed by LLOYDS BANKING GROUP PLC acting by a director and its secretary/two directors:	)
)
	) ) )	By:

)
	)		Director
) ) )

By:

Director/Secretary

CA093050005